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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                 EMB CORPORATION
            -------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
            -------------------------------------------------------
                         (Title of Class of Securities)

                                   268618 30 3
            -------------------------------------------------------
                                 (CUSIP Number)

                          Rodney K. Thompson, President
                               FGFC Holdings, Inc.
                        3 Hutton Center Drive, Suite 150
                               Santa Ana, CA 92707
                                 (714) 429-1212
            -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 6, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No.         268618 30 3

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     FGFC Holdings, Inc.
     33-0983523

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  n/a

     (b)  n/a

3.   SEC Use Only

4.   Source of Funds (See Instructions)   n/a

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _____

6.   Citizenship or Place of Organization   United States

Number of                  7.   Sole Voting Power         -0-
Shares
Beneficially               8.   Shared Voting Power       -0-
Owned by
Each                       9.   Sole Dispositive Power    -0-
Reporting
Person With                10.  Shared Dispositive Power  -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person   -0-

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _____

13.  Percent of Class Represented by Amount in Row (11)   -0-

14.  Type of Reporting Person (See Instructions)   CO

Item 1.  Security and Issuer.

         Common Stock, no par value
         EMB Corporation
         5075 Warner Avenue
         Suite B
         Huntington Beach, CA 92649


Item 2.  Identity and Background.

     (a)  FGFC Holdings, Inc., a California corporation

     (b)  3 Hutton Center Drive
          Suite 150
          Santa Ana, CA 92707

     (c)  Holding company

     (d) During the last five years, none of FGFC Holdings, Inc., its officers or directors has been convicted in a criminal proceeding.

     (e) During the last five years, none of FGFC Holdings, Inc., its officers or directors have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  n/a


Item 3.  Source and Amount of Funds or Other Consideration.

     On September 6, 2002, FGFC Holdings, Inc., EMB Corporation and First Guaranty Financial Corporation entered into an agreement rescinding the Purchase Agreement dated September 30, 2001, pursuant to which FGFC Holdings, Inc. had acquired the 5,000,000 shares of common stock, no par value, of EMB Corporation. As a result thereof, FGFC Holdings, Inc. is no longer a shareholder of EMB Corporation. FGFC Holdings, Inc. believes that EMB Corporation will promptly file a Current Report on Form 8-K disclosing this event.

Item 4.  Purpose of Transaction.

     Reference is made to the response set forth in Item 3, above, regarding the purpose of the disposition. Additionally, the reporting person currently has no plans or proposals that relate to or would result in:

     (a) The acquisition by any persons of additional securities of the issuer, or the disposition of securities of the issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure;

     (g) Changes in the issuer's character, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing the common stock of the issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, specifically the OTC-BB;

     (i) Causing the common stock of the issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any other action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

     (a) As a result of the rescission of the September 30, 2001 Purchase Agreement, FGFC Holdings, Inc. no longer is a shareholder of EMB Corporation.

     (b)  Not applicable.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not Applicable.


Item 7.  Exhibits.

     Not Applicable. (FGFC Holdings, Inc. believes that EMB Corporation will promptly file a Current Report on Form 8-K disclosing this event, which Report will include all relevant rescission documents as exhibits.)

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 9, 2002
-----------------
Date

FGFC Holdings, Inc.

By: /s/ Rodney K. Thompson
--------------------------
Signature


Rodney K. Thompson, President
-----------------------------
Name/Title